

January 6, 2023

David Hui Shao
Chief Executive Officer
YishengBio Co., Ltd
Building No. 2, 38 Yongda Road
Daxing Biomedical Industry Park
Daxing District, Beijing, PRC

> **Re: YishengBio Co., Ltd**
> **Registration Statement on Form F-4**
> **Filed December 28, 2022**
> **File No. 333-269031**

Dear David Hui Shao:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4 filed December 28, 2022

Summary Unaudited Pro Forma Condenced Combined Financial Information
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data As of March 31, 2022, page 55

1. Please remove your presentation for the Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data as of March 31, 2022 since it is no longer included in your unaudited pro forma condensed combined financial information section starting at page 329.

David Hui Shao
YishengBio Co., Ltd
January 6, 2023
Page 2

Unaudited Pro Forma Condensed Combined Financial Information, page 329

2.   Please address the following comments related to your pro forma presentations:

- Explain to us why you used Summit financial statements as of and for the interim and full fiscal periods ended June 30, 2022 as the pro forma historical balances, even though both companies have updated their financial statements periods to September 30, 2022. Refer to Rule 11-02(c)(3) of Regulation S-X. Revise if necessary.
- Explain why you have reverted to characterizing the business combination as a *reverse* recapitalization, despite the revisions made in response to comment 42 in our letter dated October 30, 2022.
- We note your response to our prior comment 7 and your revisions to reclassify both the public warrants and private placement warrants from liability to equity. Please note that our prior comment was specific to the public warrants only. If you believe the private placement warrants should also be reclassified to equity in your pro forma financial statements, please provide us with your analysis under ASC 815-40. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40. We also refer you to the April 2021 Staff Statement on Accounting and Reporting Considerations for Warrants Issued by SPACs.
- As a related matter, since the public warrants would have been equity classified upon the consummation of the business combination, please tell us how you have considered whether their related fair value changes as presented in the pro forma statement of operations should have also been eliminated giving effect as if the business combination had occurred at the beginning of the statement of operation periods.
- Lastly, please revise to also present the net loss per share information for the fiscal year ended March 31, 2022 in the table under Note 4 Net Loss Per Share at page 339.

YishingBio Co., Ltd Unaudited Condensed Consolidated Statements of Cash Flows, page F-84

3.   Please revise your balances for the net decrease in cash and restricted cash to include the effect of foreign exchange rate on cash.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Li Xiao at 202-551-4391 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Jason Drory at 202-551-8342 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Dan Ouyang, Esq.